SEC Headquarters
100 F Street, NE
Washington, D.C. 20549

Re: Hampden Bancorp, Inc.
Form 11-K Filing for Fiscal Year Ended December 31, 2012
File No. 333-140659

Ladies and Gentlemen:

Hampden Bancorp, Inc. is hereby filing with the Securities and Exchange Commission Form 11-K. We are submitting four copies of our 11-K filing for fiscal year ended December 31, 2012, including the original copy. Please do not hesitate to contact Tara Corthell at (413) 452-5150, tcorthell@hampdenbank.com , with any questions regarding this filing.

Thank you for your assistance.

Sincerely,

Tara Corthell
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01103
Phone: (413) 452-5150
Fax: (413) 452-5281
tcorthell@hampdenbank.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQULRED) for the transition period from ________ to ________ .

Commission file number: 333-140659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Hampden Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, Massachusetts 01103

REQUIRED INFORMATION

Item 1-3. The SBERA 401(K) Plan, as adopted by Hampden Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements. A copy of the Form 5500 Annual Report, including Schedule H is filed herewith.

FORM 5500

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▸ **Complete all entries in accordance with the instructions to the Form 5500.**	OMB Nos. 1210-0110 1210-0089 **2012** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A This return/report is for: ☐ a multiemployer plan; ☐ a multiple-employer plan; or ☒ a single-employer plan; ☐ a DFE (specify) ____

B This return/report is: ☐ the first return/report; ☐ the final return/report; ☐ an amended return/report; ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▸ ☐

D Check box if filing under: ☒ Form 5558; ☐ automatic extension; ☐ the DFVC program; ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK	**1b** Three-digit plan number (PN) ▸ 002
	1c Effective date of plan 08/01/1994
2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan) HAMPDEN BANK 19 HARRISON AVENUE SPRINGFIELD MA 01103	**2b** Employer Identification Number (EIN) 04-1414080 **2c** Sponsor's telephone number (413) 736-1812 **2d** Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] Signature of plan administrator	6/13/13 Date	THOMAS FORESE JR Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	6/13/13 Date	Lynn S. Bruce Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address; include room or suite number. (optional)	Preparer's telephone number (optional)

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

Form 5500 (2012)
v. 120126

3a Plan administrator's name and address ☐ Same as Plan Sponsor Name ☐ Same as Plan Sponsor Address THOMAS FORESE JR 4A GILL STREET WOBURN, MA 01801	**3b** Administrator's EIN 22-3244797 **3c** Administrator's telephone number 781-938-6559
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report: **a** Sponsor's name	**4b** EIN **4c** PN

5 Total number of participants at the beginning of the plan year	**5**	140
6 Number of participants as of the end of the plan year (welfare plans complete only lines **6a, 6b, 6c,** and **6d**).		
a Active participants	**6a**	103
b Retired or separated participants receiving benefits	**6b**	0
c Other retired or separated participants entitled to future benefits	**6c**	42
d Subtotal. Add lines **6a**, **6b**, and **6c**	**6d**	145
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**6e**	0
f Total. Add lines **6d** and **6e**	**6f**	145
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	143
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	0
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

2E 2F 2G 2J 2K 3D 2T

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)		**9b** Plan benefit arrangement (check all that apply)	
(1) ☐	Insurance	**(1)** ☐	Insurance
(2) ☐	Code section 412(e)(3) insurance contracts	**(2)** ☐	Code section 412(e)(3) insurance contracts
(3) ☒	Trust	**(3)** ☒	Trust
(4) ☐	General assets of the sponsor	**(4)** ☐	General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules		**b General Schedules**	
(1) ☒	**R** (Retirement Plan Information)	**(1)** ☒	**H** (Financial Information)
(2) ☐	**MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary	**(2)** ☐	**I** (Financial Information – Small Plan)
		(3) ☐ ___	**A** (Insurance Information)
		(4) ☐	**C** (Service Provider Information)
(3) ☐	**SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary	**(5)** ☒	**D** (DFE/Participating Plan Information)
		(6) ☐	**G** (Financial Transaction Schedules)

SCHEDULE D (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	DFE/Participating Plan Information This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 2012 This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK	**B** Three-digit plan number (PN) ▶ 002
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 HAMPDEN BANK	**D** Employer Identification Number (EIN) 04-1414080

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)** (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: SBERA COMMON COLLECTIVE TRUST

b Name of sponsor of entity listed in (a): SBERA

c EIN-PN 04-2004337-001	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	8633224

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II Information on Participating Plans (to be completed by DFEs)
(Complete as many entries as needed to report all participating plans)

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

SCHEDULE H (Form 5500)	Financial Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).	**2012**
Department of Labor Employee Benefits Security Administration	▶ **File as an attachment to Form 5500.**	**This Form is Open to Public Inspection**
Pension Benefit Guaranty Corporation		

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK	**B** Three-digit plan number (PN) ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 HAMPDEN BANK	**D** Employer Identification Number (EIN) 04-1414080

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	**1a**		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	**1b(1)**		
(2) Participant contributions	**1b(2)**		
(3) Other	**1b(3)**		
c General investments:			
(1) Interest-bearing cash (include money market accounts & certificates of deposit)	**1c(1)**		
(2) U.S. Government securities	**1c(2)**		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	**1c(3)(A)**		
(B) All other	**1c(3)(B)**		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	**1c(4)(A)**		
(B) Common	**1c(4)(B)**		
(5) Partnership/joint venture interests	**1c(5)**		
(6) Real estate (other than employer real property)	**1c(6)**		
(7) Loans (other than to participants)	**1c(7)**		
(8) Participant loans	**1c(8)**	230436	249741
(9) Value of interest in common/collective trusts	**1c(9)**	7253165	8633224
(10) Value of interest in pooled separate accounts	**1c(10)**		
(11) Value of interest in master trust investment accounts	**1c(11)**		
(12) Value of interest in 103-12 investment entities	**1c(12)**		
(13) Value of interest in registered investment companies (e.g., mutual funds)	**1c(13)**		
(14) Value of funds held in insurance company general account (unallocated contracts)	**1c(14)**		
(15) Other	**1c(15)**		

		(a) Beginning of Year	(b) End of Year
1d Employer-related investments:			
(1) Employer securities	1d(1)		
(2) Employer real property	1d(2)		
e Buildings and other property used in plan operation	1e		
f Total assets (add all amounts in lines 1a through 1e)	1f	7483601	8882965
Liabilities			
g Benefit claims payable	1g		
h Operating payables	1h		
i Acquisition indebtedness	1i		
j Other liabilities	1j		
k Total liabilities (add all amounts in lines 1g through1j)	1k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	1l	7483601	8882965

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	2a(1)(A)	228799	
(B) Participants	2a(1)(B)	381859	
(C) Others (including rollovers)	2a(1)(C)	1230	
(2) Noncash contributions	2a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	2a(3)		611888
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	2b(1)(A)		
(B) U.S. Government securities	2b(1)(B)		
(C) Corporate debt instruments	2b(1)(C)		
(D) Loans (other than to participants)	2b(1)(D)		
(E) Participant loans	2b(1)(E)	9805	
(F) Other	2b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	2b(1)(G)		9805
(2) Dividends: (A) Preferred stock	2b(2)(A)		
(B) Common stock	2b(2)(B)		
(C) Registered investment company shares (e.g. mutual funds)	2b(2)(C)		
(D) Total dividends. Add lines **2b(2)(A)**, **(B)**, and **(C)**	2b(2)(D)		0
(3) Rents	2b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	2b(4)(A)		
(B) Aggregate carrying amount (see instructions)	2b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	2b(4)(C)		0
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	2b(5)(A)		
(B) Other	2b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines **2b(5)(A)** and **(B)**	2b(5)(C)		0

		(a) Amount	(b) Total
(6) Net investment gain (loss) from common/collective trusts	2b(6)		1010419
(7) Net investment gain (loss) from pooled separate accounts	2b(7)		
(8) Net investment gain (loss) from master trust investment accounts	2b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	2b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	2b(10)		
c Other income	2c		
d Total income. Add all **income** amounts in column (b) and enter total	2d		1632112

Expenses

e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	2e(1)	232748	
(2) To insurance carriers for the provision of benefits	2e(2)		
(3) Other	2e(3)		
(4) Total benefit payments. Add lines **2e(1)** through **(3)**	2e(4)		232748
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Interest expense	2h		
i Administrative expenses: **(1)** Professional fees	2i(1)		
(2) Contract administrator fees	2i(2)		
(3) Investment advisory and management fees	2i(3)		
(4) Other	2i(4)		
(5) Total administrative expenses. Add lines **2i(1)** through **(4)**	2i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	2j		232748

Net Income and Reconciliation

k Net income (loss). Subtract line **2j** from line **2d**	2k		1399364
l Transfers of assets:			
(1) To this plan	2l(1)		
(2) From this plan	2l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) [X] Unqualified **(2)** [ ] Qualified **(3)** [ ] Disclaimer **(4)** [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) below:

(1) Name: MARCUM LLP **(2)** EIN: 11-1986323

d The opinion of an independent qualified public accountant is **not attached** because:

(1) [ ] This form is filed for a CCT, PSA, or MTIA. **(2)** [ ] It will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

Part IV Compliance Questions

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete lines 4a, 4e, 4f, 4g, 4h, 4k, 4m, 4n, or 5. 103-12 IEs also do not complete lines 4j and 4l. MTIAs also do not complete line 4l.

During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked.)	4b		X	

			Yes	No	Amount
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked.)	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked.)	4d		X	
e	Was this plan covered by a fidelity bond?	4e	X		583750
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements.)	4i	X		
j	Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked, and see instructions for format requirements.)	4j		X	
k	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4k		X	
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3.	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Part V Trust Information (optional)

6a Name of trust	6b Trust's EIN

SCHEDULE R (Form 5500)	Retirement Plan Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	2012 This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK	**B** Three-digit plan number (PN) ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 HAMPDEN BANK	**D** Employer Identification Number (EIN) 04-1414080

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1	Total value of distributions paid in property other than in cash or the forms of property specified in the instructions	1	

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 04-2004337 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3	Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year.	3	

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ________ Day ________ Year ________

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6	a	Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived)	6a	
	b	Enter the amount contributed by the employer to the plan for this plan year	6b	
	c	Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)	6c	

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box. ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs

(see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
Stock: ______% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 1/8/2019

SBERA 401(K) Plan, as adopted by Hampden Bank

Plan Administrator